AB 2/27

[redacted]

SEC 13011784 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2013
Washington DC
400

SEC FILE NUMBER
8-68862

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/11/2011 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROADHAVEN SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5215 OLD ORCHARD ROAD, SUITE 630
(No. and Street)

SKOKIE	IL	60077
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY PHILLIPS (847) 581-4242
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TOPEL FORMAN, L.L.C.
(Name – *if individual, state last, first, middle name*)

500 N MICHIGAN AVE	CHICAGO	IL	60611
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GREGORY PHILLIPS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROADHAVEN SECURITIES, LLC, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

OFFICIAL SEAL
MONICA L BABER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/01/15

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROADHAVEN SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2012

Topel Forman L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

BROADHAVEN SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2012

INDEX

Topel Forman L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

To the Members of
Broadhaven Securities, LLC

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Broadhaven Securities, LLC (the "Company") as of December 31, 2012, and the related statements of operations, changes in member's equity and cash flows for the period from April 4, 2011 (inception) to December 31, 2012 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Broadhaven Securities, LLC as of December 31, 2012, and the results of its operations and its cash flows for the period from April 4, 3011 (inception) to December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Topel Forman, L.L.C.

Certified Public Accountants

Chicago, Illinois
February 20, 2013

500 North Michigan Avenue - Suite 1700
Chicago, Illinois 60611
(312) 642-0006 Fax (312) 642-0535

BROADHAVEN SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$	1,163,509
Accounts receivable - trade		20,000
Accounts receivable - affiliated entities		75,000
Investment in private equity, at fair value (cost of $343,711)		400,000
Prepaid expenses and other assets		4,892
Deposits		1,700
TOTAL ASSETS	$	1,665,101

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$	11,413
Due to affiliated entity		52,471
Deferred revenue		12,500
Total Liabilities	$	76,384
Member's Equity		1,588,717
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,665,101

(The accompanying notes to financial statements are an integral part of these statements)

BROADHAVEN SECURITIES, LLC

STATEMENT OF OPERATIONS
FOR THE PERIOD FROM APRIL 4, 2011 (INCEPTION) TO DECEMBER 31, 2012

REVENUES:		
Investment banking	$	3,737,500
Unrealized gain on investments		56,289
Reimbursed expenses		72,197
Interest income		915
Total Revenues	$	3,866,901
OPERATING EXPENSES:		
Rent	$	69,449
Salaries and wages		537,385
Research		37,875
Regulatory expense		88,782
Travel and entertainment		91,458
Other general and administrative expenses		63,235
Total Operating Expenses	$	888,184
Net Income	$	2,978,717

(The accompanying notes to financial statements are an integral part of these statements)

BROADHAVEN SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD FROM APRIL 4, 2011 (INCEPTION) TO DECEMBER 31, 2012

	Total Member's Equity
Balance at April 4, 2011	$ -
Capital contributions	460,000
Net income	2,978,717
Member's distributions	(1,850,000)
Balance at December 31, 2012	$ 1,588,717

(The accompanying notes to financial statements are an integral part of these statements)

BROADHAVEN SECURITIES, LLC

STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM APRIL 4, 2011 (INCEPTION) TO DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITES:	
Net Income	$ 2,978,717
Adjustments to reconcile net income to net cash provided by operating activites:	
Unrealized gain on investments in private equity	(56,289)
Investments received in-lieu of cash payments for revenues	(300,000)
(Increase) Decrease In:	
Accounts receivable - trade	(20,000)
Accounts receivable - affiliated entities	(75,000)
Prepaid expenses and deposits	(6,592)
Increase (Decrease) In:	
Deferred revenue	12,500
Due to affiliated entity	52,471
Accrued expenses	11,413
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 2,597,220
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of investments	$ (43,711)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	$ 460,000
Member's distributions	(1,850,000)
NET CASH USED BY FINANCING ACTIVITIES	$ (1,390,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	$ 1,163,509
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	-
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 1,163,509

Supplemental Disclosure of Cash Flow Information

Non-Cash Investing Activities

Investments received in-lieu of cash payments for revenues	$ 300,000

(The accompanying notes to financial statements are an integral part of these statements)

1. NATURE OF OPERATIONS:

Broadhaven Securities, LLC (the "Company") is a Delaware limited liability company which organized on April 4, 2011 and was approved to begin operations as a broker-dealer in November 2011. The Company provides financial advisory services to corporate customers in the financial services and technology sectors related to mergers and acquisitions and private placements. The Company is a broker-dealer registered under the Securities Exchange Act of 1934 and is regulated by Financial Industry Regulatory Authority ("FINRA"). The Company expects to provide financial advisory services to corporate customers primarily in the United States of America.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Financial statement presentation -

The Company is a wholly-owned subsidiary of Broadhaven Capital Partners, LLC ("BCP"). The financial statements presented are solely those of the Company. No intercompany transactions or balances between the Company and BCP have been eliminated. The statements of operations, changes in member's equity and cash flows are presented for the period from April 4, 2011 (inception) through December 31, 2012.

Use of Estimates -

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Revenue Recognition -

Securities transactions and fees are recorded on the trade date as transactions occur. Investment banking revenue includes fees earned from providing merger and acquisition and other advisory services to clients. Revenue is recognized when earned, which generally occurs as services are performed, or upon consummation of a transaction.

Deferred Revenue -

The Company receives deposits from its customers when it enters into certain agreements related to merger and acquisition services. Those deposits are recognized as revenue over the period in which the deal is expected to close, generally six months.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Cash and Cash Equivalents -

The Company considers all unrestricted demand deposits, money market accounts and highly liquid debt instruments with a maturity of less than 90 days to be cash and cash equivalents. Cash equivalents consist of checking and savings accounts at December 31, 2012.

Fair Value Measurements -

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The accounting guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

- Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.
- Level 2 – Valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.
- Level 3 – Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of assets and liabilities and their placement within the fair value hierarchy levels.

The Company measures certain financial instruments at fair value on a recurring basis. Financial assets measured on a recurring basis are as follows at December 31, 2012:

	Level 1	Level 2	Level 3	Total
Investment in private equity, at fair value (cost of $343,711)	$ -	$ -	$ 400,000	$ 400,000

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Investment fair value calculations are performed by the Members and reviewed on an annual basis. In the absence of observable market prices, the Company values its investments using valuation methodologies applied on a consistent basis. For some investments little market activity may exist; the Company's determination of fair value is then based on the best information available in the circumstances, and may incorporate the Company's own assumptions and this involves a significant degree of judgment, taking into consideration a combination of internal and external factors, including the appropriate risk adjustments for non-performance and liquidity risks. Investments for which market prices are not observable include private investments in the equity of operating companies. The fair values of private equity investments are determined by reference to projected revenues, earnings before interest, taxes, depreciation and amortization ("EBITDA"), the discounted cash flow method, public market or private transactions, valuations for comparable companies and other measures which, in many cases, are unaudited at the time received. Valuations may be derived by reference to observable valuation measures for comparable companies or transactions (e.g., multiplying a key performance metric of the investee company such as EBITDA by a relevant valuation multiple observed in the range of comparable companies or transactions), adjusted by management for differences between the investment and the referenced comparables, and in some instances by reference to option pricing models or other similar methods. Private equity investments may also be valued at cost for a period of time after an acquisition as the best indicator of fair value.

As described above, the Company values its investment in The UNX Companies, LLC ("UNX") using level 3 inputs. The fair value of the investment was $400,000 at December 31, 2012.

Following is a reconciliation of the change in the investments valued using level 3 inputs during the period ended December 31, 2012:

	UNX
Fair value, April 4, 2011	$ -
Initial investment	300,000
Additional investments	43,711
Unrealized gain on investment	56,289
Fair value, December 31, 2012	$ 400,000

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

For investments within level 3 of the fair value hierarchy, the methods described previously may produce a fair value measurement that may not be indicative of ultimate realizable value. Furthermore, while the Members believe its valuation methods are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of private equity investments could result in a different estimate of fair value at the reporting date. Those estimated values may differ significantly from the values that would have been used had a readily available market for such investments existed, or had such investments been liquidated, and these differences could be material to the financial statements.

The Company's short term financial instruments consist of cash, receivables, investments and current liabilities. The carrying value of these short term instruments approximates their estimated fair values based on the instruments short term nature.

Receivables and Credit Policies –

Accounts receivable, which represent unsecured customer obligations due under normal trade terms generally requiring payment within 30 days from the invoice date, are stated at the amount billed to the customer. Interest is not charged for receivables unpaid after the expiration of normal terms. Customer account balances with invoices over 90 days old are considered to be delinquent. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amount that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from invoice date and, based on an assessment of the customer's current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally the creditworthiness of the Company's other customers is considered to estimate a general allowance, if any, covering the remaining accounts receivable.

Investment -

The Company owns approximately 17% of The UNX Companies, LLC. The Company does not control its operations nor is the Company considered to be the primary beneficiary. Therefore, the investment is accounted for using the equity method.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Compensated balances -

Employees of the Company are entitled to paid vacations depending on job classification, length of service, and other factors.

Vacations are taken in the year earned. The Company does not allow employees to carryover unused vacation time to the next year. Therefore, the Company has not accrued any liability for compensated absences.

Income taxes -

The Company is not subject to U.S. federal or Illinois income taxes as it has elected to be taxed as a partnership and accordingly any income or loss is reported directly by the member in their income tax returns.

The Company recognizes and measures its unrecognized tax benefits as well as its unrecorded liability, if any, in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits as well as unrecorded tax liability is adjusted when new information is available, or when an event occurs that requires a change.

The Company does not file separate U.S. Federal or Illinois income tax returns. As a wholly-owned subsidiary, the Company files a consolidated return with its parent BCP. There were no unrecognized tax positions as of December 31, 2012. The Company is subject to income tax examination for years 2011 and 2012. If applicable, the Company would recognize penalties and interest related to uncertain tax positions in income tax expense.

3. INVESTMENT:

In July 2012, the Company received UNX Series A units and warrants as compensation for services rendered as financial advisor to The UNX Companies, LLC ("UNX") in its sale to Mantara, Inc. ("Mantara"). UNX received consideration consisting of 52,469,135 Series E preferred shares in Mantara or 12.5% of Mantara on an as converted basis. UNX now serves as a holding company (no operating business) for the UNX interestholders with Mantara Series E preferred shares its only material asset. In 2013, the Company expects UNX to be liquidated and it will receive its pro-rata portion of Mantara Series E preferred shares.

3. INVESTMENT: (Continued)

The Company agreed to modify the compensation-related terms of its existing letter agreement with UNX; the Company lowered its minimum Transaction Fee from $400,000 to $300,000 and agreed to take equity, rather than cash, as a form of compensation. As a result, the Company received Series A units and warrants in UNX equal to the number it would have received if the Company had directly invested $300,000 during the May 2012 investment round. The Company immediately exercised the Series A warrants at a cost of $43,711. As of December 31, 2012, the Company owned a total of 2,670,239 UNX Series A units, providing it with an ownership stake in UNX equal to approximately 17% on an as converted basis factoring in the Series A interests' liquidation preference and accrued dividends. As of December 31, 2012, the Company would expect to receive 9,004,332 Mantara Series E preferred shares, which represents 2% of Mantara on an as converted basis, upon a liquidation of UNX.

4. RELATED PARTIES:

The Company is a wholly-owned subsidiary of Broadhaven Capital Partners, LLC ("BCP"). During the period ended December 31, 2012, the Company shared certain operating and overhead costs such as legal, insurance, rent, utilities, and telephone with BCP. The Company's share of these costs is reflected in the Statement of Operations as rent, salaries and wages and other general and administrative expenses. The Company owed $52,471 to BCP at December 31, 2012 for such expenses. The amount is expected to be paid in full within twelve months. At December 31, 2012, the Company was owed $75,000 from BCP for revenues which were being held by BCP. The amount is expected to be repaid in full within twelve months.

5. CONCENTRATION OF CREDIT RISK:

The Company maintains its cash in various deposit accounts in a bank that is a high credit quality financial institution. The balances at times may exceed statutory insured limits. The Company has never experienced any losses in such accounts and, based on the size and reputation of the depository institution, believes it is not exposed to any significant credit risk on such credit cash balances.

6. NET CAPITAL REQUIREMENTS:

The Company is an introducing broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change daily. As of December 31, 2012, the Company had net capital and net capital requirements of $1,087,125 and $5,092, respectively. The net capital rule may effectively restrict the withdrawal of member's equity.

7. SUBSEQUENT EVENTS:

Management has evaluated subsequent events through February 20, 2013, the date of which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

Topel Forman L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

To the Member of
Broadhaven Securities, LLC

Independent Auditors' Report on Supplementary Information
Required by Rule 17a-5 Under the Securities Exchange Act of 1934

We have audited the financial statements of Broadhaven Securities, LLC as of December 31, 2012 and for the period from April 4, 2011 (inception) to December 31, 2012, and have issued our report thereon dated February 20, 2013, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in pages 13-16, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in pages 13-17 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in pages 13-17 is fairly stated in all material respects in relation to the financial statements as a whole.

Topel Forman, L.L.C.
Certified Public Accountants

Chicago, Illinois
February 20, 2013

500 North Michigan Avenue - Suite 1700
Chicago, Illinois 60611
(312) 642-0006 Fax (312) 642-0535

BROADHAVEN CAPITAL SECURITIES, LLC
SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
DECEMBER 31, 2012

NET CAPITAL:	
Total member's equity	$ 1,588,717
Less nonallowable assets:	
Other receivables	95,000
Investments	400,000
Prepaid expenses and other assets	4,892
Deposits	1,700
	501,592
Net capital before haircuts	1,087,125
Less haricuts	-
Net capital	1,087,125
Minimum net capital required	5,092
Excess net capital	$ 1,082,033
Aggregate indebtedness	$ 76,384
Percentage of aggregate indebtedness to net capital	7.03%

(See Independent Auditors' Report on Supplemental Information)

BROADHAVEN SECURITIES, LLC
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

BROADHAVEN SECURITIES, LLC
SCHEUDLE III - RECONCILIATION OF NET CAPITAL AS REPORTED IN THE COMPANY'S UNAUDITED FOCUS REPORT TO THE COMPUTATION HEREIN
DECEMBER 31, 2011

Net capital as reported by the Company's unaudited FOCUS Report-Part IIA Filing	$ 1,087,125
Audit adjustment	-
Net Capital as reported herein	$ 1,087,125

(See Independent Auditors' Report on Supplemental Information)

BROADHAVEN CAPITAL SECURITIES, LLC
SCHEDULE IV – INFORMATION RELATING TO THE POSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

Topel Forman L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

To the Member of
Broadhaven Securities, LLC

Independent Auditors' Report on Internal Control

In planning and performing our audit of the financial statements of Broadhaven Securities, LLC (the "Company"), as of December 31, 2012 and for the period from April 4, 2011 (inception) to December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) , in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

500 North Michigan Avenue - Suite 1700
Chicago, Illinois 60611
(312) 642-0006 Fax (312) 642-0535

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

The Company, because of its size and limited personnel, is unable to maintain adequate separation of the various accounting functions. However, management informs us that there is close supervision of the accounting records on a daily basis, thus mitigating the lack of separation of functions. In view of this supervision, we did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, time and extent of the procedures performed in our audit of the financial statements of Broadhaven Securities, LLC as of December 31, 2012 and for the period from April 4, 2011 (inception) to December 31, 2012, and this report does not affect our report thereon dated February 20, 2013.

This report is intended solely for the information and use of the Company, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Topel Forman, L.L.C.

Topel Forman LLC
Chicago, Illinois
February 20, 2013

BROADHAVEN SECURITIES, LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)

DECEMBER 31, 2012

Topel Forman L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

SEC
Mail Processing
Section

FEB 25 2013

Washington DC
400

BROADHAVEN SECURITIES, LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)

DECEMBER 31, 2012

Topel Forman L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

To the Member of
Broadhaven Securities, LLC

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Broadhaven Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Broadhaven Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Broadhaven Securities, LLC's management is responsible for the Broadhaven Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012. We noted that total revenues per line 2a of $1,861,713 on form SIPC-7 did agree to the amount reported on the audited Form X-17A-5 of $3,866,901. The amounts reported on the audited form X-17A-5 include the Company's revenues for the period from April 4, 2011 (inception) through December 31, 2012. The difference of $2,005,188 represents the Company's total revenues for the period ended December 31, 2011.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedule and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

500 North Michigan Avenue - Suite 1700
Chicago, Illinois 60611
(312) 642-0006 Fax (312) 642-0535

This report is intended solely for the information and use of the specified parties list above and is no intended to be and should not be used by anyone other than these specified parties.

Topel Forman LLC

Topel Forman LLC
Chicago, IL
February 14, 2013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended DECEMBER 31 , 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068862
BROADHAVEN SECURITIES, LLC
5215 OLD ORCHARD ROAD
SUITE 630
SKOKIE, IL 60077

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
RICK ALVAREZ (770) 263-7300

2. A. General Assessment (item 2e from page 2)		$4,499
B. Less payment made with SIPC-6 filed (exclude interest) 7/24/12 Date Paid		(1,076)
C. Less prior overpayment applied		(0.00)
D. Assessment balance due or (overpayment)		3,423
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$3,423
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$3,423	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BROADHAVEN SECURITIES, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CEO
(Title)

Dated the 4 day of February, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN 1, 20 12
and ending DEC 31, 20 12
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,861,713

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Reimbursable out of pocket expenses 62,010

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 62,010

2d. SIPC Net Operating Revenues $ 1,799,703

2e. General Assessment @ .0025 $ 4,499

(to page 1, line 2.A.)